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                                                                      Exhibit 18

Exhibit 18 -- Letter from Independent Auditors addressing the Company's change of accounting principle related to pre-opening costs.



March 27, 1998



Mr. R. Gregoary Lewis
Vice President and Chief Financial Officer
J. Alexander's Corporation
3401 West End Avenue, Suite 260
Nashville, TN 37203


Dear Mr. Lewis:

The Summary of Significant Accounting Policies Note of Notes to the Consolidated Financial Statements of J. Alexander's Corporation and Subsidiaries included in its Form 10-K for the year ended December 28, 1997 describes a change in the method of accounting for pre-opening costs from the deferral and amortization of such costs over twelve months to expensing such costs as incurred. You have advised us that you believe that the change is to a preferable method in your circumstances because the future economic benefits resulting from costs of pre-opening activities have indeterminate lives and, therefore, any related amortization periods would be arbitrary.

There are no authoritative criteria for determining a "preferable" method of accounting for pre-opening costs based on the particular circumstances, however, we conclude that the change in the method of accounting for pre-opening costs is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances.



                                         Very truly yours,


                                         Ernst & Young LLP